Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	(Combined)	(Predecessor)
	Quarter Ended April 30, 2011	Fiscal Year Ended
		Jan. 29, 2011	Jan 30, 2010	Jan. 31, 2009	Feb. 2, 2008	Feb. 3, 2007
Calculation of Rent Expense
Rent expense	$26,229	$93,619	$85,794	$74,922	$62,662	$54,694
Portion that represents interest (estimated)	8,743	31,206	28,598	24,974	20,887	18,231

Fixed Charges
Interest expense, net	16,692	3,914	2,442	3,790	8,905	42,533
Amortization of deferred financing costs	2,570	2,058	2,942	2,150	2,319	1,460
Interest expense on portion of rent expense representative of interest (from above)	8,743	31,206	28,598	24,974	20,887	18,231

Fixed Charges	28,005	37,178	33,982	30,914	32,111	62,224

Earnings
Income (loss) before income taxes	(40,653)	210,054	205,877	90,745	161,255	81,621
Plus: fixed charges	28,005	37,178	33,982	30,914	32,111	62,224

	(12,648)	247,232	239,859	121,659	193,366	143,845

Other Financial Data
Ratio of earnings to fixed charges	(a)	6.6x	7.1x	3.9x	6.0x	2.3x

(a)	Our earnings were insufficient to cover fixed charges by $12,648.